UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58528 / September 12, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13187

In the Matter of **HomeBanc Corp.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against HomeBanc Corp. ("HomeBanc " or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that

A.   HomeBanc, a Georgia corporation based in Atlanta, Georgia was engaged in the business of originating, servicing and selling mortgage loans, and holding investments in mortgage loans and securities. The common stock of HomeBanc has been registered under Section 12 of the Exchange Act, 15 U.S.C. §78l, since 2004. HomeBanc's preferred stock has been registered with the Commission pursuant to Section 12 of the Exchange Act since February 2006. Prior to August 2007, HomeBanc's common and preferred stock were listed and traded on The New York Stock Exchange. Both classes of stock are currently quoted by the Pink OTC Markets, Inc.

B.   HomeBanc has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, 17 C.F.R. §§ 270.13a-1 and -13, while its common and preferred stock were registered with the Commission in that it has not filed an annual report on Form 10-K since its 2006 Form 10-K or quarterly reports on Form 10-Q for any period subsequent to its quarter ending March 31, 2007.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent HomeBanc's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Florence E. Harmon
Acting Secretary